Exhibit (a)(5)(iii)

Jazz Pharmaceuticals plc Announces Results of Tender Offer to Purchase All of The Outstanding Shares of Common Stock of Celator Pharmaceuticals, Inc.

DUBLIN, July 12, 2016 /PRNewswire/ — Jazz Pharmaceuticals plc (Nasdaq: JAZZ) today announced the results of its tender offer to purchase all of the outstanding shares of common stock of Celator Pharmaceuticals, Inc. (NASDAQ: CPXX) at $30.25 per share, net to the seller in cash, without interest (less any required withholding taxes). The tender offer is being effected by Jazz Pharmaceuticals’ indirect wholly-owned subsidiary, Plex Merger Sub, Inc.

The depositary for the tender offer has advised Jazz Pharmaceuticals and Celator Pharmaceuticals that, as of the expiration of the tender offer at one minute following 11:59 p.m. New York City time, on July 11, 2016, a total of 36,516,173 shares of Celator common stock had been validly tendered and not withdrawn, representing approximately 81.13 percent of Celator’s outstanding shares. In addition, the depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 2,016,237 additional shares, representing approximately 4.48 percent of Celator’s outstanding shares. All shares that were validly tendered and not validly withdrawn during the initial offering period have been accepted for payment.

The condition to the tender offer that a majority of Celator’s outstanding shares be validly tendered has now been satisfied and Jazz Pharmaceuticals intends to complete its acquisition of Celator promptly through a merger under Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”). In connection with the merger, each share of common stock of Celator not tendered in the tender offer (other than shares held by Celator and other than shares held by Celator stockholders who are entitled and have properly demanded appraisal in connection with the merger under Delaware law) will be converted into the right to receive $30.25 per share, net to the seller in cash, without interest (less any required withholding taxes); the same price per share paid in the tender offer.

About Jazz Pharmaceuticals

Jazz Pharmaceuticals plc (Nasdaq: JAZZ) is an international biopharmaceutical company focused on improving patients’ lives by identifying, developing and commercializing meaningful products that address unmet medical needs. The company has a diverse portfolio of products and product candidates, with a focus in the areas of sleep and hematology/oncology. In these areas, Jazz Pharmaceuticals markets Xyrem® (sodium oxybate) oral solution, Erwinaze® (asparaginase Erwinia chrysanthemi) and Defitelio® (defibrotide sodium) in the U.S. and markets Erwinase® and Defitelio® (defibrotide) in countries outside the U.S. For more information, please visit www.jazzpharmaceuticals.com.

Contacts:
Investors: Kathee Littrell Vice President, Investor Relations Ireland, +353 1 634 7887 U.S., +1 650 496 2717	Media: Laurie Hurley Vice President, Corporate Affairs Ireland, +353 1 634 7894 U.S., +1 650 496 2796